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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 AND 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: June 2004
Commission File Number: 000-49946

Alamos Gold Inc.
(Translation of registrant's name into English)

Suite 1503, 110 Yong Street
Toronto, Ontario, Canada M5C 1T4
(Address of principal executive offices)

Suite 1400 – 400 Burrard Street
Vancouver, British Columbia, Canada V7X 1A6
(Former Name or Former Address, if Changed Since Last Report)

1. News Release, June 30, 2004

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F...... **Form 40-F..XXX**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... **No ..XXX...**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Suite 1503, 110 Yonge Street
Toronto, Ontario
Canada   M5C 1T4



Alamos Gold Inc.

Telephone: (416) 368-9932
Facsimile: (416) 368-2934

Email: info@alamosgold.com

Website: www.alamosgold.com
Trading Symbol: AGI (TSX)

Wednesday, June 30, 2004

Alamos' Update on the Land Agreement on Mulatos Property

Toronto, Ontario – Alamos Gold Inc. ("Alamos Gold") announces that a meeting of the Mulatos Ejido was held on the 29th of June for the purpose of ratifying settlement agreements reached with certain individuals occupying Ejido lands under lease to Alamos Gold, and to privatize the approximately 1,200 hectares of Ejido lands.

This meeting was held in follow-up to a new agreement reached with the Ejido and approved by a unanimous vote of the Ejido on May 22nd 2004 (see news release dated May 28th, 2004).

At the June 29th meeting the Ejido required 75% of the membership to vote in favor of the resolution in order for the resolution to pass on the first ballot. 66% of members of the Ejido were in attendance at the meeting and though all of those present were in favor of the resolution the lack of a quorum requires an additional meeting scheduled on July 8th. Agrarian law requires only 50% plus one to ratify the resolution in the second meeting.

It is anticipated that the voters required will be in attendance on July 8th to vote in favor of the resolution. Once the agreement has been approved by the membership, Alamos Gold will make a second payment of US$780,000 to the Ejido per the agreement reached between the Ejido and Alamos Gold in May 2004. Once the consent of the membership has been obtained ownership of the lands will pass from the Ejido to Alamos Gold Inc.

Alamos Gold, a development stage mining company, has 100% ownership of the Mulatos Deposit, one of the largest measured, indicated, and inferred gold resources in Mexico. The project is fully permitted and the Company has completed a Feasibility Study on the Phase One: Estrella Pit, containing 2 million ounces of gold.

For further information about Alamos Gold Inc., please visit our website at www.alamosgold.com or contact:

John A. McCluskey
President and Chief Executive Officer
Tel: 416-368-9932 x203
Fax: 416-368-2934
Email: jmccluskey@alamosgold.com

Victoria Vargas de Szarzynski
Investor Relations
Tel: 416-368-9932 x201
Fax: 416-368-2934
Email: vvargas@alamosgold.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALAMOS GOLD INC.
(Registrant)

June 30, 2004	By: /s/ Sharon L. Fleming
Date	Sharon L. Fleming
	Corporate Secretary